

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

Joseph E. Royce
President and Chief Executive Officer
c/o TBS Shipping Services, Inc.
612 East Grassy Sprain Road
Yonkers, NY 10710

> **Re:** **TBS International plc**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 23, 2011**
> **File No. 333-172236**

Dear Mr. Royce:

We have reviewed your responses to the comments in our letter dated March 10, 2011 and have the following additional comments.

General

1. We note there remains outstanding comments on your Confidential Treatment Application (CF No. 26266) filed on February 3, 2011 (as supplemented on March 24, 2011). Please note that all comments must be resolved and the CT Order granted before we act on a request for acceleration regarding your Form S-1.

2. We note your response to our prior comment three. However, we could not locate the referenced revisions and reissue. Please confirm that you will refile the executed versions of Exhibits 5.1 and 5.2 each dated on or about the date of effectiveness of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Steven R. Finley
   Gibson, Dunn & Crutcher LLP
   Fax: (212) 351-5226